

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2018

Richard S. Lindahl
Executive Vice President and Chief Financial Officer
Emergent BioSolutions Inc.
400 Professional Drive
Suite 400
Gaithersburg, MD 20879

> **Re: Emergent BioSolutions Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed November 2, 2018**
> **Form 8-K**
> **Filed November 1, 2018**
> **File No. 001-33137**

Dear Mr. Lindahl:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2107

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2017 Compared to Year Ended December 31, 2016
Revenue

1.   Please tell us the following regarding your discussion of the changes in revenue:
   • How much of the increase in Bio Thrax product sales relates to volume versus price.
   • What is meant by "timing of Bio Thrax deliveries to SNS" and how it explains the

increase in Bio Thrax sales.
- The amount of other product sales by product for 2017 and 2016.
- The amount attributable to each bullet  with regard to the increase in other product sales.
- The amount of expense incurred in 2017 and 2016 related to contracts and grants and where they are reflected in your financial statements.

Also address the above bullets, as applicable, to your MD&A revenue discussion for the nine months ended September 30, 2018 compared to nine months ended September 30, 2017 in your Form 10-Q for the quarterly period ended September 30, 2018.

Cost of Product Sales and Contract Manufacturing

2.      Please tell us the amount attributable to each bullet with regard to the increase in cost of product sales and manufacturing.

Consolidated Financial Statements
Consolidated Statements of Operations

3.      Regarding the line item cost of product sales and contract manufacturing, please provide us the amounts included for fiscal years December 31, 2016 and 2017 and the nine months ended September 30, 2018 for cost of product sales versus cost of contract manufacturing. Tell us how your current presentation that combines those items into one line item complies with rule 5-03(b)2 of Regulation S-X.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition

4.      Please provide us an accounting analysis that describes your accounting treatment (i.e. separation, measurement, recognition and classification) for the March 16, 2017 contract and modification that you entered with BARDA.  Provide reference to authoritative literature supporting your treatment.

Form 8-K Dated November 1, 2018

Exhibit 99

5.      Please refer to Compliance and Disclosure Interpretations: Non-GAAP Financial Measures and specifically to the answers to questions 103.02 and 102.05. Tell us how your presentation of EBITDA and adjusted EBITDA on a per share basis complies with those answers.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements
2. Revenue Recognition

6.      Regarding your adoption of ASU 2014-09, please:
- Tell us why the adoption of ASC 606 resulted in a $42.4 million increase in deferred revenue liability.
- Tell us whether you applied the guidance to all contracts at the date of initial application or only to contracts that were not completed at the date of initial application. Refer to ASC 606-10-65-1.h.
- Tell us whether you applied the practical expedient for contract modifications referred to in ASC 606-10-65-1f(4) and, if so, whether you applied the guidance in ASC 606-10-65-1.g.
- Provide us the disclosures required by ASC 606-10-65-1.i. and tell us why you did not make these disclosures.

7.      Regarding your application of ASC 606, please address the following:
- For each type of performance obligation you have, tell us whether it is recognized over time or at a point in time and specifically how it is satisfied as well as the payment terms.  For those recognized over time, tell us the method you use to recognize revenue and why it represents a faithful depiction of the transfer of the goods or services.
- In the third paragraph, you indicate that the Company's variable consideration primarily includes consideration transferred under its development contracts with the U.S. government as consideration received can vary based on developmental progression of the product candidate(s). Please tell us more specifically about why this consideration can vary and why you have not constrained it.
- In the fourth paragraph you indicate that revenue for long-term development contracts is generally recognized based upon the cost-to-cost measure of progress, provided that the Company meets the criteria associated with transferring control of the good or service over time. Please tell us about any exceptions to your general recognition policy.
- Regarding your disclosure in the eighth paragraph, tell us why with reference to authoritative literature it is appropriate to recognize revenue for the CIADM contract with Barda on a straight- line basis .
- Regarding your disclosure in the ninth paragraph, provide us an analysis with reference to authoritative literature that supports your accounting for the modification of the CIADM contract that reduced the optional periods to seven as a termination and creation of a new contract to be accounted for prospectively.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Richard S. Lindahl
Emergent BioSolutions Inc.
December 12, 2018
Page 4

absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Jim Rosenberg at 202-551-3679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance